March 13, 2025

David Chuang
Chief Executive Officer
FST Corp.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

       Re: FST Corp.
           Registration Statement on Form F-1
           Filed February 28, 2025
           File No. 333-285391
Dear David Chuang:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 Filed February 28, 2025
Cover Page

1. We note your disclosure that the prospectus relates to the issuance of up to 14,399,985
       Ordinary Shares of the Company issuable upon the exercise of warrants to purchase
       Ordinary Shares, which were issued on the Closing Date in exchange for the public warrants of Chenghe that were issued in the initial public offering of Chenghe. Please advise or revise to clarify, if true, that these are shares underlying warrants issued in exchange for the public and private warrants. In that regard, we note that there were only 6,500,000 public warrants issued in the initial public offering. Management, page 84

2. Please revise to provide the compensation information for the last full financial year
       for the company   s directors and members of its administrative,
supervisory or
 March 13, 2025
Page 2

       management bodies. Refer to Item 6.B of Form 20-F.
Selling Securityholders, page 105

3. Please disclose the nature of any position, office or other material relationship that the selling securityholders have had within the past three years with you or any of your predecessors or affiliates. Additionally, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling securityholders and who have had a material relationship with you or any of your predecessors or affiliates within the past three years, identifying each such person and describing the nature of any relationships. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.
4. Please revise the table to add a separate column specifying the percentage of the securities beneficially held by each selling securityholder before the offering. Please disclose the address of each selling securityholder. Refer to Item 9.D of Form 20-F.
Experts, page 109

5. Please revise this section to additionally identify the auditors for the financial statements of Femco Steel Technology Co., Ltd and Chenghe Acquisition I Co., and
       file the consent of such auditors as exhibits to your registration statement. Finally, file the consent of Enrome LLP as an exhibit to your registration statement.
Part II Information Not Required in Prospectus
Item 8. Exhibits and Financial Statement Schedules, page II-1

6. We note that your exhibit index indicates that a number of exhibits have been "filed herewith" and that certain exhibits will be filed by amendment. Please revise to reconcile these inconsistencies.
7.     Please file the following exhibits with your next amendment:
           First Amendment to Business Combination Agreement, dated as of September 10,
           2024, by and among Chenghe Acquisition I Co., FST Corp., FST Merger Ltd., and Femco Steel Technology Co., Ltd.;
           Opinion of Ogier as to validity of Ordinary Shares and its consent;
           Form of Indemnification Agreement with the Registrant   s directors
and officers;
           Sales Sub-Contract, dated December 29, 2023, between FEMCO Steel Technology Co., Ltd. and China Steel Corporation (EN Translation); Lease Agreement, dated December 20, 2023, between FEMCO Steel
Technology
           Co., Ltd. and Far East Machinery Co., Ltd. (EN Translation); Executive Employment Agreement with David Chuang as Chief Executive Officer and Chairman of the Board;
           Executive Employment Agreement with Warren Cheng-Teng Huang as Chief Operating Officer;
           Executive Employment Agreement with Marie Wen-Chi Chao as Chief Financial
           Officer;
 March 13, 2025
Page 3

            Executive Employment Agreement with Carie Hui-Ting Hsu as
Accounting
          Manager; and
            Code of Ethics of the Registrant.
General

8. Please file the audited financial statements of Chenghe Acquisition I Co. for the years ended December 31, 2024, and 2023, or explain why you do not believe that you are required to do so. See Rules 15-01(e) and 3-01(c) of Regulation S-X and Section
      1220.3 of the Division of Corporation Finance   s Financial Reporting
Manual.
9. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
          You refer to your    co-registrant    on your registration statement
cover page.
          Please advise or remove these references.
          Your registration statement cover page states that you expect to commence the
          proposed sale of the securities to the public    [a]s soon as
practicable after the
          effectiveness of this registration statement and upon completion of the business
          combination described in the enclosed Prospectus.    However, we note
that you
          completed your Business Combination. Please revise.
          Revise your cover page to comply with the registration statement cover page requirements of Form F-1.
          Update your Table of Contents to reflect each section of the prospectus, including
          Use of Proceeds, Dividend Policy, Selling Securityholders, and Plan
of
          Distribution sections.
          We note your disclosure about    FST   s forecasts and projections
on page 11.
          However, these do not appear in this filing. Please revise.
          Refer to your Business section. We note that you present company information as of December 31, 2023, such as on pages 57, 58, 69, 70, 73 and 78. Please revise to provide information as of a recent date.
          We note your disclosures on pages 72 and 73 that your lease agreements for your corporate headquarters in Chiayi County and Japanese warehouse expired in
          December 2024 and October 2024, respectively. Further, we note your disclosure on page 74 that your KBS Tour-V trademark expired in October 2024. Update to reflect the current statuses of these leases and trademark.
          Refer to your Management section. We note your disclosure about director
          nominees of the Company    but none are described. Further, we note
your
          disclosure that David Chuang is your Chief Executive Officer. However, this appears inconsistent with your other disclosure in your Signatures section that he is your Co-Chief Executive Officer. Please advise or revise.
          Refer to your Certain Relationships and Related Transactions section. Please update the information up to the date of the document. Refer to Item 7.B of Form
          20-F.
          Please revise your filing to clearly disclose that the Business Combination has
 March 13, 2025
Page 4

           been completed. What follows are only a few of the examples we noted; please revise throughout. For example, refer to the Risk Factors section on pages 13, 17,
           18, 21 and 23. Further, refer to the Management and Description of Securities sections on pages 89, 90, 94 and 96.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-
3754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Gary J. Ross